                                                                EXHIBIT 14


Kevin J. Yourman (147159)
WEISS & YOURMAN
10940 Wilshire Blvd.
24th Floor
Los Angeles, California
Tel:  310/208-2800

Joseph H. Weiss
WEISS & YOURMAN
319 Fifth Avenue
New York, New York
Tel:  212/532-4171

Jules Brody
STULL, STULL & BRODY
6 East 45th Street
New York, New York  10017
Tel:  212/687-7230

Harvey Greenfield
LAW FIRM OF HARVEY GREENFIELD
10 East 40th Street
New York, New York  10016
Tel:  212/679-0600

Attorneys for Plaintiff


                    SUPERIOR COURT OF THE STATE OF CALIFORNIA
                      IN AND FOR THE COUNTY OF LOS ANGELES
                               SOUTHEAST DISTRICT

JERRY KRIM, on behalf of himself   )    Civil Action No.
and all others similarly situated, )
                                   )
                    Plaintiff,     )
                                   )
          -against-                )
                                   )
KENNETH S. BAGNELL, JOHN C.        )
BEESE, JR., EARL A. GROLLMAN,      )    Class and Derivative
TIMOTHY R. HOGENKAMP, HAROLD E.    )    Action
HUGHES, PETER S. HYNDMAN, ALBERT   )
S. LINEBERRY, SR., CHARLES E.      )
LOEWEN, RAYMOND L. LOEWEN,         )
ROBERT B. LUNDGREN, JAMES D.       )
MCLENNAN, ERNEST G. PENNER, JOHN N.)
TURNER, PAUL WAGLER, ALEXANDER M.  )
WATSON,                            )    JURY TRIAL DEMANDED
                                   )
                    Defendants,    )
                                   )
          -and-                    )
                                   )
THE LOEWEN GROUP, INC.,            )
                                   )
               Nominal  Defendant. )
___________________________________)

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          Plaintiff, by his attorneys, alleges on information and belief, except those allegations which pertain to the named plaintiff or to his attorneys
(which are alleged on personal knowledge), as follows:

                                SUMMARY OF ACTION

          1. Plaintiff brings this action as a class action on behalf of all persons and entities, other than the defendants, who are, and at relevant times have been, holders of the common stock of The Loewen Group Inc. ("Loewen Group," or the "Company"). Plaintiff also brings this action as a derivative action on behalf of Loewen Group. This action is brought against the directors and officers of Loewen to enjoin breaches of fiduciary duty, including the purchase of properties in Los Angeles, which are intended to thwart any takeover of the Company, as more fully described below.

          2. In particular, defendants have improperly responded to an offer by Service Corp. International ("Service Corp.") to combine the two companies, involving a stock-for-stock exchange which values Loewen Group at $43 per share, or $2.8 billion, a substantial premium above its trading price, by rejecting the Service Corp. offer, refusing to negotiate with Service Corp., and agreeing to pay an inflated price of $240 million for property in Los Angeles. Indeed, by the admission of the Company's own Chairman and Chief Executive Officer, the Board of Loewen Group has acted "passionately" and would not feel any pressure to even consider selling the Company at even an offer as high as $52 a share.

          3. Such action and inaction represent an effort by the Individual Defendants to entrench themselves in office so that they may continue to receive the substantial salaries, compensation and other benefits and perquisites of their offices.


          4. The Individual Defendants are abusing their fiduciary positions of control over Loewen Group to thwart legitimate attempts to acquire the Company and are seeking to entrench themselves in the management of the Company. The actions of the Individual Defendants constitute a breach of their fiduciary duties to: maximize shareholder value, consider the interests of the public shareholders over their own interests, respond reasonably and on informed basis to BONA FIDE offers for Loewen Group, and not waste corporate assets.


                                     PARTIES

          5. Plaintiff Jerry Krim is and at all relevant times has been the owner of common stock of defendant Loewen Group.

          6. Defendant Loewen Group is a corporation organized and existing under the laws of British Columbia with its principal executive offices at 4126 Norland Avenue, Burnaby, British Columbia, V5G 3S8 Canada. The Company currently maintains offices in Whittier, California. The Company operates the second-largest number of funeral homes and cemeteries in North America and the largest number of funeral homes in Canada. In addition to providing services at the time of need, the company also makes funeral, cemetery and cremation arrangements on a pre-need basis. As of March 15, 1996, the Company operated 847 funeral homes throughout the United States. This included 738 funeral homes in the United States and 109 funeral homes in Canada. In addition, as of such date, the Company operated 197 cemeteries in the United States and 6 cemeteries in Canada. As of the close of business on March 15, 1996, the Company had negotiated agreements for the acquisition of a further 75 funeral homes and 70 cemeteries in the United States and three funeral homes in Canada.

          7. Defendant Kenneth S. Bagnell ("Bagnell") is and at all relevant times has been a director of the Company.

          8. Defendant John C. Beese, Jr. ("Beese") is and at all relevant times has been a director of the Company. Beese is a member of the Audit Committee and the Corporate Governance Committee of Loewen Group.

          9. Defendant Earl A. Grollman ("Grollman") is and at all relevant times has been a director of the Company.

          10. Defendant Timothy R. Hogenkamp ("Hogenkamp") is and at all relevant times has been a director of the Company. Hogenkamp is and at all relevant times has been the President and Chief Operating Officer of the Company.

          11. Defendant Harold E. Hughes ("Hughes") is and at all relevant times has been a director of the Company.

          12. Defendant Peter S. Hyndman ("Hyndman") is and at all relevant times has been a director of the Company. Hyndman is and at all relevant times has been Vice-President, Law and Corporate Secretary of the Company.

          13. Defendant Albert S. Lineberry, Sr. ("Lineberry") is and at all relevant times has been a director of the company.

          14. Defendant Charles B. Loewen ("C. Loewen") is and at all relevant times has been a director of the Company. In July 1994, the Company entered into a consulting agreement with C. Loewen and a corporation of which C. Loewen is an employee, officer and director. Under the terms of the Agreement, C. Loewen agreed to provide, from time to time, advice on financial planning, financial presentation, audit and other matters relating to compensation, corporate governance and policy, in exchange for a lump-sum payment to be made for such services in each of 1994 and 1995 which lump-sum payment is, in each case, in lieu of certain Directors' fees. C. Loewen is Chairman of the Company's Audit Committee, Chairman of the Company's Compensation Committee and a member of the Corporate Governance Committee of Loewen Group.

          15. Defendant Raymond L. Loewen ("R. Loewen") is and at all relevant times has been a director of the Company. R. Loewen is and at all relevant times has been Chairman of the Board and Chief Executive Officer of the Company.
R. Loewen is the beneficial holder of 15.15% of the common stock of Loewen
Group.

          16. Defendant Robert B. Lundgren ("Lundgren") is and at all relevant times has been a director of the Company. Lundgren is also a member of the Audit Committee of Loewen Group.

          17. Defendant James D. McLennan ("McLennan") is and at all relevant times has been a director of the Company. McLennan is a member of the Corporate Governance Committee and a member of the Compensation Committee of Loewen Group.

          18. Defendant Ernest G. Penner ("Penner") is and at all relevant times has been a director of the Company. Penner is also a member of the Compensation Committee of Loewen Group.

          19. Defendant John N. Turner ("Turner") is and at all relevant times has been a director of the Company. Turner is also a member of the Audit Committee, a member of the Compensation Committee and Chairman of the Corporate Governance Committee of Loewen Group.

          20. Defendant Paul Wagler ("Wagler") is and at all relevant times has been a director of the Company. Wagler is also and at all relevant times has been Senior Vice-President, Finance and Chief Financial Officer of the Company.

          21. Defendant Alexander M. Watson ("Watson") is and at all relevant times has been a director of the Company. Watson is and at all relevant times has been Executive Vice-President of the Company.

          22. The persons named in paragraphs 7 through 21 above shall be collectively referred to herein as the "Individual Defendants."

          23. Defendants, Bagnell, Beese, Grollman, Hughes, Lundgren, Penner, Loewen, Turner, Lineberry and McLennan ("outside directors") were entitled to an annual retainer of $18,500 for 1995. In addition, each of these outside Directors was entitled to $1,500 for attendance in person at a meeting (Board or committee of the Board), $250 for attendance by telephone at a meeting (Board or committee of the Board), $5,000 per annum for being a member of a committee of the Board, and $1,500 per annum for chairing a committee of the Board. Pursuant to the 1994 Outside Director Compensation Plan, outside Directors may elect to have some or all of their fees paid in Common shares and in, certain circumstances, options to purchase Common shares of the Company. Outside Directors also receive a grant of 2,000 options upon initially being elected or appointed to the Board of Directors. Directors are reimbursed their travel expenses for attending meetings of the Board and its committees.

          24. The Individual Defendants, by reason of their corporate directorships (and in the case of defendants Hogenkamp, Hyndman, R. Loewen, Wagler and Watson, their executive positions), stand in a fiduciary position relative to the Company and the Company's shareholders, which fiduciary relationship, at all times relevant herein, required the Individual Defendants to exercise their best judgment, and to act in a prudent manner, and in the best interests of the Company and the Company's shareholders. They were and are required to use their ability to control and manage the Company in a fair, just and equitable manner; to act in furtherance of the best interests of the Company and the Company's shareholders; to refrain from abusing their positions of control; and not to favor their own interests at the expense of the Company and the Company's shareholders.

          25. Each Individual Defendant herein is sued individually as a conspirator and as an aider and abettor, as well as in his capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                            CLASS ACTION ALLEGATIONS

          26. Plaintiff brings this action on his own behalf and as a class action, pursuant to California Code of Civil Procedure Section 382, on behalf of all stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein. This suit seeks, INTER ALIA, preliminary and permanent injunctive relief, as well as damages.

          27.  This action is properly maintained as a class action.

          28. The Class is so numerous that joinder of all members is impracticable. There were 50,046,035 shares of Loewen Group common stock outstanding as of March 15, 1996, which shares are traded on NASDAQ. The record holders of Loewen Group common stock can be easily determined from the stock transfer journals maintained by Loewen Group or its agents.

          29. A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted and no unusual difficulties are likely to be encountered in the management of this class action. The likelihood of individual Class members prosecuting separate claims is remote.

          30. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, INTER ALIA, the following:

     (a) whether defendants have breached their fiduciary duties by engaging in concerted and continual action to entrench themselves in their lucrative positions at the expense of Loewen Group's public stockholders;

     (b) whether defendants are unlawfully impeding takeover attempts at the expense of Loewen Group's public stockholders, including, but not limited to, the failure of defendants to seriously consider and negotiate the transaction proposed by Service Corp. as more fully described below;

     (c) whether defendants have failed and will fail to negotiate in good faith with prospective purchasers of the Company;

     (d) whether defendants are preventing plaintiff and the other members of the Class from receiving the maximum value per share that could be received from a BONA FIDE offer for the Company; and

     (e) whether the plaintiff and other members of the Class would be irreparably damaged were the defendants not enjoined from the conduct described hereinbelow.

          31. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the Class, and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

          32. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications and might establish incompatible standards of conduct for defendants. Further, such individual prosecution might create adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or which might substantially impair or impede their ability to protect their interests.

          33. Defendants have acted or refused to act on grounds generally applicable to the Class, and have caused injury to the Class, and preliminary and final injunctive relief on behalf of the Class as a whole is thus appropriate.


                          DERIVATIVE ACTION ALLEGATIONS

          34. Plaintiff brings this action derivatively in the right and for the benefit of Loewen Group. Plaintiff will fairly and adequately represent and protect the interests of Loewen Group and its other shareholders.

          35. Plaintiff has not made a demand upon the Board of Directors of Loewen Group to institute this action, or an action asserting claims asserted in this action, because, under the circumstances, demand is not required, is unnecessary and would be futile for the following reasons:

          (a) This action names as defendants the entire Board of Directors of Loewen Group which agreed to pay an inflated price for property in Los Angeles in an effort to thwart a possible takeover of the Company;

          (b) This action names as defendants the entire Board of Directors of Loewen Group which voted to reject Service Corp's offer, refused to negotiate with Service Corp., acted "passionately" in response to the offer, and has openly represented that it would not feel any pressure to even consider selling the Company at even an offer as high as $52 a share;

          (c) This action names as defendants the entire Board of Directors which voted to institute a Shareholders' Rights Plan in an effort to thwart a possible takeover of the Company;

          (d) This action names as defendants the entire Board of Directors which voted to adopt a "poison pill" that stipulates that any sale of the Company must be approved by investors representing 75% of the outstanding shares;

          (e) Thus, it is apparent that defendants have been aware of the wrongs forming the basis of the claims alleged herein, but have chosen not to protect Loewen Group and have acquiesced and/or failed to take action with respect to these claims because any such action would require them to sue themselves, their friends, and their business associates;

          (f) Because of their participation in the wrongs alleged herein, the defendants are in no position to prosecute this action. Each of them is in an irreconcilable conflict of interest regarding the prosecution of this action, and cannot exercise the requisite independence necessary to make good faith business judgments; and

          (g) All the members of the Board of Directors have a conflict of interest because of the financial compensation received from the Company in their capacity as officers and/or directors.


                             SUBSTANTIVE ALLEGATIONS

          36. On or about September 17, 1996, Service Corp. announced that it sent a letter to Raymond L. Loewen, Chairman of the Board and Chief Executive Officer of Loewen Group proposing a business combination between the two companies. The letter read as follows:

     September 17, 1996

     Mr. Raymond L. Loewen
     Chairman of the Board and Chief Executive Officer
     The Loewen Group Inc.
     4126 Norland Avenue
     Burnaby, British Columbia, Canada

          Dear Dr. Loewen:

          As you know, I have tried to reach you several times since September
     11. While your office has assured me that you received my messages, my calls have not been returned. In view of that, and in view of the importance of this matter, I am sending this letter.

          I would like to discus with you a combination of our two companies. The combination would involve a stock-for-stock exchange accounted for as a pooling which values Loewen Group at US$43 per share. We believe that this transaction can be structured in a manner that is tax-free to both companies and (except for a relatively nominal amount in the case of U.S. stockholders) to the U.S. an Canadian stockholders of Loewen Group.

          I think you and your Board and stockholders would agree that our proposal is a generous one, resulting in the following premiums for Loewen Group stockholders:

          -- 48.9% above the price at which Loewen Group stock traded 30 days ago;

          -- 39.3% above the price at which Loewen Group stock traded one week ago; and

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

          -- 27.4% above the price at which Loewen Group stock is currently trading.

          This represents an opportunity for your stockholders to realize excellent value, by any measure, for their shares. In addition, and importantly, since your stockholders would be receiving stock, they would continue to participate in Loewen Group's business as well as share in the upside of our business.

          Thus, in essence, your stockholders would:

          --   continue their investment in our industry;
          --   get an immediate, and very significant, increase in the market value of their investment;
          --   get that immediate and substantial increase on an essentially tax free basis; and
          --   diversify their risk by participating in a much larger number of properties.

          This is a "win-win" situation for you and your stockholders.

          Finally, with respect to consideration, I would note also that our proposal is based on public information. After a due diligence review, we may be in a position to increase the consideration that your stockholders would receive.

          We, of course, recognize that our businesses overlap in various locations. We have carefully reviewed this matter and are convinced that competition issues can be cured by selected divestures without impairment of the values that a combination would achieve for the stockholders of our two companies.

          I would very much like to discuss any and all aspects of our proposal directly with you and your Board of Directors. We believe you and they will recognize the tremendous benefit to your stockholders of our proposal. Our proposal is conditioned upon approval of our Board and upon negotiation of mutually satisfactory agreements providing for a combination on a pooling basis.

          We hope that after you meet with us, you will similarly determine that the transaction should be pursued. We look forward to hearing from you.

          In view of the importance of this matter, we are simultaneously releasing this letter to the press.

          Sincerely,


          William Heiligbrodt

          cc:  Board of Directors of The Loewen Group Inc.


     37. In explaining the transaction, Robert L. Waltrip, Chairman of the Board and Chief Executive Officer of Service Corp., said, "This proposal will create a combined company with unparalleled resources and management depth, benefitting the client families, employees and shareholders of both institutions." If completed, the transaction would result in an entity comprised of approximately 3,750 funeral homes, and 600 cemeteries worldwide.
L. William Heiligbrodt, President and Chief Operating Officer of Service Corp., noted, "The edition of Loewen's properties will open Service Corp. to new markets and further enhance the company's long term growth potential. Due to significant opportunities, the combination represents an exciting opportunity for both companies' shareholders to benefit."

          38. On September 20, 1996, Loewen Group announced that a new company formed in partnership with Blackstone Capital Partners II Merchant Banking Fund L.P. has entered into a definitive agreement to acquire the cemetery, mortuary operations and assets of The Rose Hill Memorial Park Association and The Rose Hills Company, Inc., of Los Angeles ("Rose Hill") for $240 million. Among Rose Hills' operations and assets are Rose Hills Memorial Park, and its mortuary. As part of the transaction, 14 funeral homes and two combination funeral home/cemetery operations

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currently owned by Loewen Group in Los Angeles and Orange Counties will be integrated into the new company.

          39. The $240 million which the defendants agreed to pay for Rose Hill is an inflated price designed to thwart any proposed takeover by making any takeover of Loewen Group less attractive and too costly for a potential acquiror.

          40. On September 24, 1996, the Board of Directors of Loewen Group rejected the Service Corp. offer, without any attempt at negotiation. As reported by THE WALL STREET JOURNAL on September 25, 1996, Raymond Loewen, the Chairman and Chief Executive of the Company, said "The board does not have an appetite to sell the company." Indeed, as reported by THE WALL STREET JOURNAL on September 26, 1996, "Loewen Group Inc.'s chairman and chief executive officer vowed to fight a proposed takeover by Service Corp. International, even if the Houston funeral-services concern substantially sweetens its offer of $2.8 billion in stock." The article stated that Mr. Loewen said in a conference call with analysts and major investors that even an offer as high as $52 a share, 21% higher than Service Corp.'s current $43 a share offer, would not place him or Loewen Group's Board under any pressure to consider selling. It quoted
Mr. Loewen as stating that the Company's Board had "passionately" rejected Service Corp.'s offer.

          41. On September 25, 1996, Service Corp. announced that, although the Board of Directors of Loewen Group has rejected Service Corp.'s offer, Service Corp. remains committed to pursuing a combination of the two companies and will actively explore ways to complete the transaction.

          42. Robert L. Waltrip, Chairman of the Board and Chief Executive Officer of Service Corp. said, "We are disappointed that the Loewen Board of Directors rejected our proposal without ever returning our calls or seeking more information from us. The actions of the Loewen Board simply deprive its stockholders of the opportunity to receive prompt value for their shares."

          43. L. William Heiligbrodt, President and Chief Operating Officer of Service Corp. said, "We believe our $43 per share proposal provides superior value for Loewen shareholders. Our proposal provides Loewen shareholders with a 48.9% premium above the price at which Loewen stock traded 30 days prior to the date of our proposal. In addition, since Loewen stockholders would be receiving stock, they would continue to participate in Loewen's business as well as share in the upside of our business."

          44. Mr. Heiligbrodt continued, "In light of the Loewen Board's apparent disregard for the financial welfare of its independent stockholders, we have scheduled a Board meeting for Tuesday, October 1, to review all options available to enable us to consummate this transaction."

          45. In 1990, the Company instituted a Shareholders' Rights Plan (the "Rights Plan"), which is triggered by the acquisition of 20% or more of the Company's outstanding stock. The provisions of the Rights Plan seek to make any unfriendly takeover of the Company too costly for a potential acquiror. Under terms of the Rights Plan, any hostile suitor that acquires

20 percent of Loewen Group's shares could trigger a shareholder rights plan, allowing Loewen Group's holders to acquire stock at a 50 percent discount to market prices. In other words, the acquiror would cause the issuance of millions of new Loewen Group shares, causing massive dilution and a financial debacle for the would-be purchaser.

          46. The Rights Plan was enacted by the Individual Defendants in order to deter competitive bidding for Loewen Group and to entrench themselves in office. The Rights Plan has the effect of restraining and impairing the ability of Loewen Group's shareholders to affect corporate policy and to freely structure the makeup of the Board. The Rights Plan, among other things, impedes shareholder ability to accumulate shares and to associate together to replace incumbent management, oppose management decisions, or otherwise affect corporate policy through stockholder resolutions. The Rights an thus effectively shifts control of the destiny of the Company from its shareholders to its directors. Such a burden imposes upon the directors an even more heightened responsibility to discharge their fiduciary responsibilities fairly and impartially in order to maximize shareholder value. Defendants have, however, breached such fiduciary duty, as more particularly described herein.

          47. Another Loewen Group "poison pill" stipulates that any sale of the Company must be approved by investors representing 75% of the outstanding shares ("Supermajority Voting Requirement"). Although Canadian courts have been willing to override such "Supermajority" voting rules, Service Corp. faces an uphill battle.

          48. This Supermajority Voting Requirement was enacted by the Individual Defendants in order to deter competitive bidding for Loewen Group and to entrench themselves in office. This Supermajority Voting Requirement has the effect of restraining and impairing the ability of Loewen Group's public shareholders to affect corporate policy and to freely structure the makeup of the Board. The Supermajority Voting Requirement, among other things, impedes shareholder ability to accumulate shares and to associate together to replace incumbent management, oppose management decisions, or otherwise affect corporate policy through stockholder resolutions. The Supermajority Voting Requirement thus effectively shifts control of the destiny of the Company from its shareholders to its directors. Such a burden imposes upon the directors an even more heightened responsibility to discharge their fiduciary responsibilities fairly and impartially in order to maximize shareholder value. Defendants have, however, breached such fiduciary duty, as more particularly described herein.

          49. The Individual Defendants have at all times been fiduciaries of Loewen Group shareholders. As set forth herein, they have breached and continue to breach their fiduciary duties to Loewen Group's shareholders to maximize the value of their shares, in order to entrench themselves in office and to continue receiving their compensation, fees and emoluments of their respective positions. The Individual Defendants have failed to act independently to protect the interests of Loewen Group's public shareholders, to consider seriously all BONA FIDE offers for the Company, to inform themselves fully about such BONA FIDE offers, and to conduct fair and active bidding procedures or other mechanisms for checking the market and ensuring that the highest possible price is achieved.

          50. The Individual Defendants have breached their fiduciary duties by, among other things, failing and refusing to meet with representatives of Service Corp. to negotiate in good faith, undertaking steps to thwart and discourage the Service Corp. offer, refusing to take those steps necessary to ensure that Loewen Group's shareholders will receive the maximum value for their shares of Loewen Group stock, refusing to consider seriously the pending offer, agreeing to acquire Rose Hill at an exorbitant price and failing to announce any true auction or open bidding procedures best calculated to maximize shareholder value.

          51. Plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Loewen Group's assets and businesses, and have been and will be prevented from obtaining a fair price for their shares of the Company's common stock.

          52. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff, the other members of the Class and to the Company, and will entrench themselves in their corporate offices, all to the irreparable harm of the Class and the Company, as aforesaid.

          53. Only through the exercise of this Court's equitable powers can plaintiff, the Class and the Company be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict. Defendants are precluding the shareholders' enjoyment of the full economic value of their investments by failing to proceed expeditiously and in good faith to evaluate and pursue a premium acquisition offer which would provide consideration for all shares at a very attractive price.

          54. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and will prevent the sale of Loewen Group at a substantial premium, all to the irreparable harm of plaintiff and the other members of the Class.

          55. Plaintiff, the Class and the Company have no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment, as follows:

          A. Declaring this to be a proper class action and certifying plaintiff as a Class representative;

          B. Ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

               1. cooperate fully and negotiate with any person or entity, including Service Corp., having a BONA FIDE interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buyout or takeover of the Company;

               2. undertake an appropriate evaluation of Loewen Group's worth as a merger/acquisition candidate;

               3. take all appropriate steps to enhance Loewen Group's value and attractiveness as a merger/acquisition candidate;

               4. take all appropriate steps to effectively expose Loewen Group to the marketplace in an effort to create an active auction for Loewen Group;

               5. act independently so that the interests of Loewen Group's public stockholders will be protected; and

               6. adequately ensure that no conflicts of interest exist between Individual Defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Loewen Group's public stockholders;

          C.  Declaring this to be a proper derivative action;

          D. Preliminarily and permanently enjoining the implementation of the Company's Rights Plan and the delivery of Rights thereunder;

          E. Preliminarily and permanently enjoining the implementation of the Company's Supermajority Voting Requirement;

          F. Preliminary and permanently enjoining the consummation of the Ross Hill acquisition and any other extraordinary corporate transactions pending the Individual Defendant's compliance with their fiduciary obligations as set forth in paragraph "B" herein:

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

          G. Ordering the Individual Defendants, jointly and severally, to account to plaintiff, the other members of the Class and the Company for all damages suffered and to be suffered by them as a result of the act and transactions alleged herein;

          H. Awarding plaintiff the costs and disbursements of the action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

          I.  Granting such other and further relief as may be just and proper.

Dated:  September 26, 1996

                                        WEISS & YOURMAN



                                             By:  ___________________________
                                                  Kevin J. Yourman (147159)
                                                  10940 Wilshire Blvd.
                                                  24th Floor
                                                  Los Angeles, California
                                                  Tel:  310/205-2800

                                                  Joseph H. Weiss
                                                  WEISS & YOURMAN
                                                  319 Fifth Avenue
                                                  New York, New York
                                                  Tel:  212/532-4171

                                                  Jules Brody
                                                  STULL, STULL & BRODY
                                                  6 East 45th Street
                                                  New York, New York 10017
                                                  Tel:  212/687-7230

                                                  Harvey Greenfield
                                                  LAW FIRM OF HARVEY
                                                    GREENFIELD
                                                  10 East 40th Street
                                                  New York, New York 10016
                                                  Tel:  212/679-0600


                                                  Attorneys for Plaintiff

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